                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1933)


                           MEDICUS SYSTEMS CORPORATION
                              (Name of the issuer)

                              QUADRAMED CORPORATION
                        (Name of person filing statement)
                                -----------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                             KEITH M. ROBERTS, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                              QUADRAMED CORPORATION
                     80 E. SIR FRANCIS DRAKE BLVD., SUITE 2A
                           LARKSPUR, CALIFORNIA 94939
                                 (415) 461-7725
           (Name, address, and telephone number of persons authorized to receive notices and communications on behalf
                          of persons filing statement)

                                   COPIES TO:

          SCOTT D. LESTER, ESQ.                  J. CRAIG WALKER, ESQ.
     BROBECK, PHLEGER & HARRISON LLP               BELL, BOYD & LLOYD
                ONE MARKET                     THREE FIRST NATIONAL PLAZA
            SPEAR STREET TOWER             70 WEST MADISON STREET, SUITE 3300
     SAN FRANCISCO, CALIFORNIA 94105            CHICAGO, ILLINOIS 60602
              (415) 442-0900                         (312) 373-1121

                                -----------------

This statement is filed in connection with (check the appropriate box):


a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c.   [ ] A tender offer.

d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                            CALCULATION OF FILING FEE


          TRANSACTION VALUATION*          AMOUNT OF FILING FEE

          $ N/A                           $ N/A

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.


     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable
     Form or Registration No.: S-4
     Filing Party: QuadraMed Corporation
     Date Filed: January 23, 1998

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed by Medicus Systems Corporation, a Delaware corporation ("Medicus"), and QuadraMed Corporation, a Delaware corporation ("QuadraMed"), concurrently with a registration statement on Form S-4 filed with the Securities and Exchange Commission, which includes a proxy statement/prospectus to be delivered to the stockholders of Medicus in connection with a Special Meeting of Stockholders of Medicus (the "Proxy Statement/Prospectus"). A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (d)(1). The information contained in the Proxy Statement/Prospectus, including all of the annexes thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement/Prospectus and the annexes thereto. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

         The following cross-reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement/Prospectus of the information required to be included in this Schedule 13E-3.


                                       1.

ITEM NUMBER AND CAPTION IN SCHEDULE 13E-3 AND
LOCATION IN THE PROXY STATEMENT/PROSPECTUS


1.       ISSUER AND CLASS OF SECURITY
         SUBJECT TO THE TRANSACTION

         (a) "Summary -- Parties to the Merger" and "Certain Information Concerning Medicus"

         (b) "Summary -- The Special Meeting -- Vote Required; Record Date" and "The Special Meeting -- Required Vote"

         (c)   "Summary -- Comparative Per Share Prices"

         (d)   "Summary -- Comparative Per Share Prices"

         (e)   Not Applicable

         (f)   "The Stock Purchase Agreements and Warrants"

2.       IDENTITY AND BACKGROUND

         "Summary,"

         "Certain Information Concerning QuadraMed" and

         "Certain Information Concerning Medicus"

3.       PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a)(1)      Not Applicable

         (a)(2) "Special Factors -- Background of the Merger" and "The Stock Purchase Agreements and Warrants"

         (b)         "Special Factors" and "The Stock Purchase Agreements and
                     Warrants"

4.       TERMS OF THE TRANSACTION

         (a)   "Summary," "Special Factors," "The Merger" and "The Merger
               Agreement"

         (b)   "Summary," "Special Factors," "The Merger" and "The Merger
               Agreement"

5.       PLANS OR PROPOSALS OF THE
         ISSUER OR AFFILIATE

         (a) - (g)   "Special Factors -- Purpose and Structure of the
                     Merger" and "Special Factors -- Certain Effects of the
                     Merger; Plans for the Company After the Merger"

6.       SOURCE AND AMOUNTS OF FUNDS
         OR OTHER CONSIDERATION

         (a) - (b)   "Special Factors -- Source and Amount of Funds" and "The
                     Merger Agreement -- Termination; Expenses; Amendment;
                     Waiver"

         (c) - (d)   Not Applicable


                                       2.

7.       PURPOSE(S), ALTERNATIVES,
         REASONS AND EFFECTS

         (a) - (c)  "Special Factors -- Background of the Merger," "Special
                    Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger"

         (d) "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Special Factors -- Federal Income Tax Consequences," "Special Factors -- Accounting Treatment," "Special Factors -- Appraisal Rights," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement -- Limitation on Shares Issuable," "The Merger Agreement -- Election for Shares or Cash" and "The Merger Agreement -- Surrender and Payment"

8.       FAIRNESS OF THE TRANSACTION

         (a) - (e)  "Special Factors -- Background of the Merger," "Special
                    Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger"

         (f)        Not Applicable

9.       REPORTS, OPINIONS, APPRAISALS
         AND CERTAIN NEGOTIATIONS

         (a) - (c)  "Special Factors -- Background of the Merger," "Special
                    Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," and "Special Factors -- Opinion of Medicus' Financial Advisor"

10.      INTEREST IN SECURITIES OF THE
         ISSUER

         (a) "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger" and " The Stock Purchase Agreements and Warrants"

         (b)        Not Applicable


                                       3.

11.      CONTRACTS, ARRANGEMENTS OR
         UNDERSTANDINGS WITH RESPECT
         TO THE ISSUER'S SECURITIES

               "Summary," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants," "The Special Meeting -- Required Vote," "The Merger -- General," "The Merger -- Treatment of Stock Options and Outstanding Warrants," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement -- Limitation on Shares Issuable," "The Merger Agreement -- Conditions to Consummation of the Merger" and "The Merger Agreement -- Covenants"

12.      PRESENT INTENTION AND
         RECOMMENDATION OF CERTAIN
         PERSONS WITH REGARD TO THE
         TRANSACTION

         (a) - (b)  "Summary -- Recommendation of the Medicus Board of
                    Directors," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants" and "The Special Meeting -- Required Vote"

13.      OTHER PROVISIONS OF THE
         TRANSACTION

         (a) "Summary -- Special Factors" and "Special Factors -- Appraisal Rights"

         (b)   Not Applicable

         (c)   Not Applicable

14.      FINANCIAL INFORMATION

         (a)(1) "Incorporation of Certain Documents by Reference" and "Available Information"

         (a)(2) "Incorporation of Certain Documents by Reference" and "Available Information"

         (a)(3)      Not Applicable

         (a)(4)      "Summary--Comparative Historical and Combined Per Share
                     Data"

         (b)(1) "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus"

         (b)(2) "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus"

         (b)(3) "Summary--Comparative Historical and Combined Per Share Data" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus"

15.      PERSONS AND ASSETS EMPLOYED,
         RETAINED OR UTILIZED

         (a)   "Special Factors -- Interests of Certain Persons in the Merger"

         (b)   "The Special Meeting -- Solicitation of Proxies"


                                       4.

ITEM 1.        ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (a) The information set forth in "Summary -- Parties to the Merger" and "Certain Information Concerning Medicus" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b) The information set forth in "Summary -- The Special Meeting -- VOte Required; Record Date" and "The Special Meeting -- Required Vote" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (c) The information set forth in "Summary -- Comparative Per Share Prices" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (d) The information set forth in "Summary -- Comparative Per Share Prices" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (e) On October 10, 1996, QuadraMed offered for sale 2,500,000 shares of common stock, $0.01 par value, at an offering price per share of $12.00 resulting in aggregate proceeds received by QuadraMed of $27,900,000. On October 21, 1997, QuadraMed offered for sale 3,795,000 shares of common stock, $0.01 par value, at an offering price per share of $17.625 resulting in aggregate proceeds received by QuadraMed of $57,919,543.

         (f) The information set forth in "The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 2.        IDENTITY AND BACKGROUND

         (a) - (d) and (g) This Statement is being filed by Medicus and QuadraMed as an affiliate of Medicus. Medicus is the issuer of the common stock which is the subject of the Rule 13e-3 transaction. The information set forth in "Certain Information Concerning QuadraMed" and "Certain Information Concerning Medicus" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         The following is certain information regarding affiliates of Medicus:

         QuadraMed's executive offices are located at 80 East Sir Francis Drake Blvd., Suite 2A, Larkspur, California 94939 and its telephone number is (415) 461-7725.

         (e) - (f) During the last five years, no person listed above has been convicted in a criminal proceeding or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.        PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

         (a)(1)  Not Applicable.

         (a)(2) The information set forth in "Special Factors -- Background of the Merger" and "The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.


                                       5.

         (b) The information set forth in "Special Factors -- Background of the Merger" and "The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 4.        TERMS OF THE TRANSACTION

         (a) The information set forth in "Summary," "Special Factors," "The Merger" and "The Merger Agreement" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b) The information set forth in "Summary," "Special Factors," "The Merger" and "The Merger Agreement" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 5.        PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         (a) - (g) The information set forth in "Special Factors -- Purpose and Structure of the Merger" and "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 6.        SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a) - (b) The information set forth in "Special Factors -- Source and Amount of Funds" and "The Merger Agreement -- Termination; Expenses; Amendment; Waiver" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (c) - (d)  Not Applicable.

ITEM 7.        PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

         (a) - (c) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (d) The information set forth in "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Certain Effects of the Merger; Plans for the Company After the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "Special Factors -- Federal Income Tax Consequences," "Special Factors -- Accounting Treatment," "Special Factors -- Appraisal Rights," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement -- Limitation on Shares Issuable," "The Merger Agreement -- Election for Shares or Cash" and "The Merger Agreement -- Surrender and Payment" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 8.        FAIRNESS OF THE TRANSACTION


                                       6.

         (a) - (e) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Purpose and Structure of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Opinion of Medicus' Financial Advisor" and "Special Factors -- Approval of the Board of Directors of QuadraMed; Reasons for the Merger" in the Proxy Statement/Prospectus is hereby incorporated by reference.

         (f)  Not Applicable.

ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         (a) - (c) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," and "Special Factors -- Opinion of Medicus' Financial Advisor" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         A copy of the opinion prepared for the Medicus Board of Directors by Volpe Brown Whelan & Company, LLC is attached as Annex B to the Proxy Statement/Prospectus.

ITEM 10.       INTEREST IN SECURITIES OF THE ISSUER

         (a) The information set forth in "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger" and " The Stock Purchase Agreements and Warrants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b)  Not Applicable.

ITEM 11.       CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH
               RESPECT TO THE ISSUER'S SECURITIES

         The information set forth in "Summary," "Special Factors -- Background of the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants," "The Special Meeting -- Required Vote," "The Merger -- General," "The Merger -- Treatment of Stock Options and Outstanding Warrants," "The Merger Agreement -- Terms of the Merger," "The Merger Agreement --Limitation on Shares Issuable," The Merger Agreement -- Conditions to Consummation of the Merger" and "The Merger Agreement -- Covenants" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 12.       PRESENT INTENTION AND RECOMMENDATION OF CERTAIN
               PERSONS WITH REGARD TO THE TRANSACTION

         (a) - (b) The information set forth in "Summary -- Recommendation of the Medicus Board of Directors," "Special Factors -- Background of the Merger," "Special Factors -- Recommendation of the Board of Directors of Medicus; Reasons for the Merger," "Special Factors -- Interests of Certain Persons in the Merger," "The Stock Purchase Agreements and Warrants" and "The Special Meeting -- Required Vote" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 13.       OTHER PROVISIONS OF THE TRANSACTION


                                       7.

         (a) The information set forth in "Summary -- Special Factors" and "Special Factors -- Appraisal Rights" in the Proxy Statement/Prospectus is hereby incorporated by reference.

         (b)  Not Applicable.

         (c)  Not Applicable.

ITEM 14.       FINANCIAL INFORMATION

         (a)(1) The information set forth in "Incorporation of Certain Documents by Reference" and "Available Information" is hereby incorporated herein by reference.

         (a)(2) The information set forth in "Incorporation of Certain Documents by Reference" and "Available Information" is hereby incorporated by reference.

         (a)(3)      Not Applicable

         (a)(4) The information set forth in "Summary--Comparative Historical and Combined Per Share Data" is hereby incorporated by reference.

         (b)(1) The information set forth in "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus" is hereby incorporated by reference.

         (b)(2) The information set forth in "Summary--Unaudited Pro Forma Combined Selected Financial Data for QuadraMed and Medicus" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus" is hereby incorporated by reference.

         (b)(3) The information set forth in "Summary--Comparative Historical and Combined Per Share Data" and "Unaudited Condensed Combined Pro Forma Financial Information of QuadraMed and Medicus" is hereby incorporated herein by reference.

ITEM 15.       PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

         (a) The information set forth in "Special Factors -- Interests of Certain Persons in the Merger" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

         (b) The information set forth in "The Special Meeting -- Solicitation of Proxies" in the Proxy Statement/Prospectus is hereby incorporated herein by reference.

ITEM 16.       ADDITIONAL INFORMATION

         The information set forth in the Proxy Statement/Prospectus and the Annexes thereto is incorporated herein by reference.

ITEM 17.       MATERIAL TO BE FILED AS EXHIBITS

         (a)  Not Applicable.

         (b)(1) Opinion of Volpe Brown Whelan & Company, LLC financial advisor to the Board of Directors of Medicus Systems Corporation included as Annex B to the Proxy Statement/Prospectus is hereby incorporated by reference.*


                                       8.

         (b)(2) Discussion materials prepared by Jefferies & Co. for the Board of Directors of QuadraMed Corporation.*

         (c)(1) Agreement and Plan of Reorganization, dated as of November 9, 1997, between QuadraMed Corporation and Medicus Systems Corporation included as Annex A to the Proxy Statement/Prospectus is hereby incorporated by reference.

         (c)(2) Form of Stock Purchase Agreement between QuadraMed Corporation and certain stockholders of Medicus Systems Corporation, as executed by the parties on November 9, 1997 included as Exhibit 10.40 to Amendment No. 1 to QuadraMed's Form 10-Q for the quarterly period ended September 30, 1997, as filed December 8, 1997 is hereby incorporated by reference.

         (c)(3) Form of Stock Purchase Warrant between QuadraMed Corporation and certain stockholders of Medicus Systems Corporation, dated November 9, 1997, included as Exhibit 10.41 to Amendment No. 1 to QuadraMed's Form 10-Q for the quarterly period ended September 30, 1997, as filed December 8, 1997 and included as Appendix A to the Stock Purchase Agreement referenced in
Item 17(c)(2) is hereby incorporated by reference.

         (c)(4) Form of Irrevocable Proxy, dated November 9, 1997, included as Appendix B to Stock Purchase Agreement referenced in Item 17(c)(2) hereof is hereby incorporated by reference.

         (d) The Proxy Statement/Prospectus relating to the proposed Merger is hereby incorporated by reference.

         (e) The information set forth in "The Merger -- Appraisal Rights" and
Section 262 from the Delaware General Corporation Law regarding appraisal rights included as Annex C to the Proxy Statement/Prospectus is hereby incorporated by reference.

         (f) Not Applicable.


* Filed with original Schedule 13E-3 on January 23, 1998.


                                       9.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          March 5, 1998
                                          -------------------------------
                                          (Date)



                                          /s/ Keith M. Roberts
                                          -------------------------------
                                          (Signature)



                                             Keith M. Roberts
                                          -------------------------------
                                          (Name)
                                          QuadraMed Corporation



                                          March 5, 1998
                                          -------------------------------
                                          (Date)



                                          /s/ Bernie Murphy
                                          -------------------------------
                                          (Signature)



                                             Bernie Murphy
                                          -------------------------------
                                          (Name)
                                          Medicus Systems Corporation


                                       10.